KH 3/9



13030527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 01 2013

Washington DC 400

| SEC FILE NUMBER |
|---|
| 8-66444 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

| Hartford | CT | 06103-2627 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella (860) 299-2167
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 185 Asylum Street, Suite 2400 | Hartford | CT | 06103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PX 3/13

## OATH OR AFFIRMATION

I, Jung W. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Investment Products, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public Jennifer L. Cavaliere
My commission expires: May 31, 2017

JENNIFER L. CAVALIERE NOTARY PUBLIC MY COMMISSION EXPIRES MAY 31, 2017 STATE OF CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Conning Investment Products, Inc.

**Financial Statements and**
**Supplementary Schedules pursuant to**
**Securities and Exchange Commission Rule 17a-5**
**as of December 31, 2012 and 2011**
**for the years then ended**

## Conning Investment Products, Inc.
**Index**
**December 31, 2012 and 2011**



## Independent Auditor's Report

To the Board of Directors of Conning Investment Products, Inc.

We have audited the accompanying financial statements of Conning Investment Products, Inc., which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, shareholders' equity and cash flows for the years then ended.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conning Investment Products, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

*PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103*
*T: (860) 241 7000, F: (860) 241 7458, www.pwc.com/us*

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule I - Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Supplementary Information: Computation for determination of Reserve Requirements and under Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2013

**CONNING INVESTMENT PRODUCTS, INC.**
**BALANCE SHEETS**
**AT DECEMBER 31, 2012 AND 2011**

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 1,345,962 | $ 1,887,001 |
| Accounts receivable | 810,660 | 800,576 |
| Other assets | 99 | 99 |
| Total assets | $ 2,156,721 | $ 2,687,676 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Due to affiliates | $ 890,414 | $ 660,452 |
| Income taxes payable | 269,535 | 615,476 |
| Other liabilities and accrued expenses | 41,715 | 50,215 |
| Deferred income taxes | 3,512 | 10,615 |
| Total liabilities | 1,205,176 | 1,336,758 |
| Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding | 10 | 10 |
| Additional paid in capital | 951,535 | 1,012,151 |
| Accumulated earnings | - | 338,757 |
| Total shareholder's equity | 951,545 | 1,350,918 |
| Total liabilities and shareholder's equity | $ 2,156,721 | $ 2,687,676 |

The accompanying notes are an integral part of these financial statements.

**CONNING INVESTMENT PRODUCTS, INC.**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011**

| | 2012 | 2011 |
|---|---|---|
| **REVENUES** | | |
| Sales and marketing fees | $ 1,062,931 | $ 2,214,441 |
| Interest income and other revenue | 23,669 | 65,937 |
| Total revenues | 1,086,600 | 2,280,378 |
| **EXPENSES** | | |
| Professional fees | 339,985 | 355,990 |
| Marketing and production | 10,000 | 10,015 |
| Other operating expense | 23,556 | 31,301 |
| Total expenses | 373,541 | 397,306 |
| Income before income taxes | 713,059 | 1,883,072 |
| Provision for income taxes | 262,432 | 680,232 |
| Net income | $ 450,627 | $ 1,202,840 |

The accompanying notes are an integral part of these financial statements.

**CONNING INVESTMENT PRODUCTS, INC.**
**STATEMENTS OF SHAREHOLDER'S EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011**

| | Common Stock | Additional Paid in Capital | Accumulated Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| Balance, December 31, 2010 | $ 10 | $ 5,012,151 | $ (864,083) | $ 4,148,078 |
| Return of capital to Parent (Note 8) | - | (4,000,000) | - | (4,000,000) |
| Net income | - | - | 1,202,840 | 1,202,840 |
| Balance, December 31, 2011 | $ 10 | $ 1,012,151 | $ 338,757 | $ 1,350,918 |
| Dividend/Return of capital to Parent (Note 8) | - | (60,616) | (789,384) | (850,000) |
| Net income | - | - | 450,627 | 450,627 |
| Balance, December 31, 2012 | $ 10 | $ 951,535 | $ - | $ 951,545 |

The accompanying notes are an integral part of these financial statements.

**CONNING INVESTMENT PRODUCTS, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011**

| | 2012 | 2011 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 450,627 | $ 1,202,840 |
| Adjustments to reconcile net income to net cash provided by operations: | | |
| Deferred income taxes | (7,103) | 18,815 |
| Changes in assets and liabilities: | | |
| Accounts receivable | (10,084) | 115,491 |
| Due to affiliates | 229,962 | 184,303 |
| Income tax payable | (345,941) | 291,119 |
| Other liabilities and accrued expenses | (8,500) | 20,048 |
| Net cash provided by operating activities | 308,961 | 1,832,616 |
| Cash flows from financing activities: | | |
| Dividend to the Parent | (789,384) | (4,000,000) |
| Return of capital to the Parent | (60,616) | - |
| Net cash used in financing activities | (850,000) | (4,000,000) |
| Net change in cash and cash equivalents | (541,039) | (2,167,384) |
| Cash and cash equivalents, beginning of the year | 1,887,001 | 4,054,385 |
| Cash and cash equivalents, end of the year | $ 1,345,962 | $ 1,887,001 |
| Supplemental disclosures: | | |
| Income tax payments | $ 615,476 | $ 370,297 |
| Income tax refunds | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

**CONNING INVESTMENT PRODUCTS, INC**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2012 AND 2011**

## NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings Corp. ("CHC").

CHC was formed by Aquiline Capital Partners, LLC ("ACP") in June 2009 to acquire the Parent as well as other affiliates of the Company. On October 9, 2009, CHC acquired 100% of the outstanding common stock of the Parent from its former owner, Swiss Re America Holding Corp.("SRAH"), as well as 100% of the outstanding stock of the Company's affiliates, Conning Asset Management (Europe) Ltd ("CAMEL") from Swiss Re ("SRZ"), and Conning Asset Management Ltd ("CAML") from Swiss Re GB Plc. The Company requested regulatory approval from FINRA for the indirect change in the ownership of the Company pursuant to NASD Rule 1017(a)4 and FINRA granted approval on July 30, 2009.

On October 12, 2009, the Company changed its name from Conning Research & Consulting, Inc. to Conning Investment Products, Inc. pursuant to the filing of a Certificate of Amendment of Certificate of Incorporation with the Office of the Delaware Secretary of State.

## NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below.

*Revenue Recognition* – Sales and marketing fees are recognized when earned under the terms of placement or partnership agreements.

*Cash and Cash Equivalents* – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

*Concentration of Credit Risk* – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the

Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

*Income Taxes* – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2012 and 2011, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

The Company is a member of an affiliated group and files a consolidated federal income tax return and combined state and local income tax returns with CHC. Under a tax allocation agreement, the separate return basis is utilized, where by, each member computes and pays its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

The Company uses Accounting for Uncertainty in Income Taxes (ASC 740). ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 5).

*Other Assets* – Other assets include an investment in Post 2012 Carbon Credit Fund as described in (Note 3).

*Use of Estimates* – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

## NOTE 3 – VARIABLE INTEREST ENTITIES

The Company is a significant shareholder in two Variable Interest Entities, Clean Energy Partners, L.L.C. and Post 2012 Carbon Credit Fund (Delaware) LP, which are not consolidated because the Company is not considered to be the primary beneficiary.

Clean Energy Partners, L.L.C. (the "GP"), a Cayman Islands limited liability company, is the general partner for the European Clean Energy Fund, L.P. (the "ECEF"). The Company owns 25% and the other unaffiliated shareholder owns 75% of the GP. The Company continues to receive management fees for its role as a 25% shareholder of the GP. The Company also previously received placement fees through 2010 for placing investors with ECEF, and carbon advisory services fees through 2009 for advising the GP on the monetization of carbon credits and renewable energy certificates. The Company's participation in the GP began in the second quarter of 2006. The Company has no exposure to loss as a result of its involvement with the GP as it has not committed capital to the GP. The purpose of the Company's participation in the GP is to generate sales and marketing fees for the Company. Total management fees recognized by the Company for the years ended December 31, 2012 and 2011 were $1,007,442 and $1,434,445, respectively, and are reported as a component of sales and marketing fees.

Post 2012 Carbon Credit Fund (Delaware) LP (the "Delaware LP"), a Delaware limited partnership is the general partner for Post 2012 Carbon Credit Fund CV, a limited partnership established under the laws of the Netherlands. The Company paid $99, in the first quarter of 2008, to own 99% of the Delaware LP. The Company's Parent owns the other 1% of the Delaware LP. Despite the fact that the Company and the Company's parent collectively own 100% of the Delaware LP, the Company does not control it, as the partnership agreement provides that management of the Delaware LP is under the direction of a third party general partner, Post 2012 Carbon Credit Fund (Ireland) Limited. In addition, neither the Company nor it affiliates have voting rights or decision making authority. The Company receives no other fees as a result of its involvement with the Delaware LP, has not committed capital other than the $99 paid to the Delaware LP in 2008. The Company accounts for the Delaware LP using the equity method, however, no net income has been recorded since inception in 2008 since the Delaware LP's annual accumulative net income is less than $1,000. The Company's exposure to loss is limited to its $99 investment.

## NOTE 4 – RECEIVABLES

Sales and Marketing fees receivable for the years ended December 31, 2012 and 2011 were $810,660 and $800,576, respectively. The balance at December 31, 2012 represents monthly rebates and annual performance fees from Securis Fund I ("Securis") totaling $799,123 while $11,537 represents placements fees due to the Company as a result of placing investors in the Aquiline Financial Services Fund II L.P. ("Aquiline"). The balance at December 31, 2011 represents placement fees due to the Company as a result of placing investors in Aquiline which amounted to $389,998 and $410,578 for monthly rebates and annual performance fees from Securis. Based on management's assessment that all outstanding amounts are fully collectible, no allowance for doubtful accounts was recorded at December 31, 2012 and 2011, respectively.

## NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the years ended December 31, 2012 and 2011 are as follows:

| | 2012 | 2011 |
|---|---|---|
| Current income tax provision: | | |
| Federal | $ 258,065 | $ 644,026 |
| State | 11,470 | 17,391 |
| Deferred income tax provision: | | |
| Federal | (10,753) | 19,781 |
| State | 3,650 | (966) |
| Total income tax provision | $ 262,432 | $ 680,232 |

At December 31, 2012 and 2011, the effective tax rate of 36.80% and 36.12% was higher than the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes (1.62% and 0.65%), (ii) non-deductible expenses (0.18% and 0.48%) and (iii) other adjustments related to federal net operating losses and other temporary differences (0.00% and -0.01%).

The Components of the net deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows:

| | 2012 | 2011 |
|---|---|---|
| Deferred tax assets: | | |
| Other accrued expenses | $ 14,796 | $ 17,502 |
| State net operating losses | 18,158 | 21,727 |
| Federal net operating losses | - | - |
| Gross deferred tax assets | $ 32,954 | $ 39,229 |
| Valuation allowance | - | - |
| Gross deferred tax assets | $ 32,954 | $ 39,229 |
| | | |
| Deferred tax liabilities: | | |
| Partnerships | $ (36,466) | $ (49,844) |
| Gross deferred tax liabilities | $ (36,466) | $ (49,844) |
| Net deferred tax liabilities | $ (3,512) | $ (10,615) |

The Company has available state net operating losses of approximately $372,481 and $445,689 as of December 31, 2012 and 2011, respectively. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards. Net operating losses will expire by

2029. Although realization is not assured, management believes it is more likely than not that the net carrying value of deferred tax assets will be realized.

As of December 31, 2012, the total amount of unrecognized tax benefits, including interest and penalties, was zero. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The Internal Revenue Service completed the examination of the 2005-2008 audit cycle in 2011 and the 2009 audit cycle is currently under exam. For state tax purposes, the 2007-2011 tax years remain open for audit.

The Company does not anticipate any adjustments that will result in a material adverse effect on the Company's balance sheets, statement of operations, shareholder's equity, and cash flows. Therefore, no reserves for uncertain tax provisions are included in other liabilities.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Parent provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2012 and 2011 were $295,000 and $310,000, respectively, and are reflected in the Company's statement of operations.

The Company's operating expenses of $78,541 and $87,306 for the years ended December 31, 2012 and 2011, respectively, are funded by CINC. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company provides placement services to ACP and Aquiline Financial Services Fund II L.P. under a placement agreement dated March 30, 2010. The Company identified two investors in 2011 who committed to the fund and the Company earned a 1% placement fee for its services. No services were provided under the agreement prior to 2011. Total placement fees recognized by the Company for the years ended December 31, 2012 and December 31, 2011 were $55,489 and $779,996 respectively and are reported as a component of sales and marketing fees.

Beginning in 2012, the Company provides placement services to various funds offered by Pillar Capital Management Limited ("Pillar"). ACP is an investor in Pillar. No placement fees were earned or recognized by the Company for the years ended December 31, 2012 and December 31, 2011.

CAML provided placement services to the Company by soliciting European investors to commit capital to Securis. Fees that the Company receives from Securis that are associated with placements made by CAML are paid directly to CAML by the Company and are not recognized as income by the Company. The Company has a payable to CAML for monthly rebates and performance fees from Securis in the amount of $799,123 and $410,578 for the years ended December 31, 2012 and 2011, respectively. Total fees paid to CAML in 2012 and 2011 were $956,547 and $954,128, respectively.

Due to affiliates is comprised of the following:

| | 2012 | 2011 |
|---|---|---|
| Due to CINC | $ 91,291 | $ 249,874 |
| Due to CAML | 799,123 | 410,578 |
| Total due to affiliates | $ 890,414 | $ 660,452 |

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

## NOTE 7 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses is comprised of the following:

| | 2012 | 2011 |
|---|---|---|
| Audit fee payable | $ 41,500 | $ 50,000 |
| Sales tax payable | 215 | 215 |
| Total other liabilities and accrued expenses | $ 41,715 | $ 50,215 |

## NOTE 8 – RETURN OF CAPITAL TO PARENT

On December 28, 2012, the Company's Board of Directors approved, and on December 31, 2012 the Company completed a $850,000 dividend/ return of capital to the Parent following approval granted by the FINRA on December 31, 2012 under Rule 15c3-1(e)(1)(i) or 15c3-1(e)(1)(ii).

On December 15, 2011, the Company's Board of Directors approved, and the Company completed, a $4,000,000 return of capital to the Parent following approval granted by the FINRA on December 15, 2011 under Rule 15c3-1(e)(1)(i) or 15c3-1(e)(1)(ii).

## NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $80,345 at December 31, 2012. At December 31, 2012 the Company had net capital, as defined, of $113,867 which was $33,522 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 10.58 to 1. Net capital may fluctuate on a daily basis.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

**NOTE 10 – SUBSEQUENT EVENTS**

As of February 26, 2013, the date in which the financial statements were issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2012, which requires recognition or disclosure in the financial statements.

SCHEDULE I

**CONNING INVESTMENT PRODUCTS, INC.**
**COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2012**

| | | |
|---|---|---|
| Total shareholder's equity | | $ 951,545 |
| Less non-allowable assets: | | |
| Account Receivable | $ 810,660 | |
| Prepaid expenses and other assets | 99 | 810,759 |
| Tentative Net Capital | | 140,786 |
| Haircuts on Allowable Assets | | 26,919 |
| Net capital | | $ 113,867 |
| Total aggregate indebtedness | | $ 1,205,176 |
| Minimum net capital requirement (6.667% of aggregate indebtedness or $5,000, which ever is greater) | $ 80,345 | |
| Net capital in excess of requirements | 33,522 | |
| Net capital | | $ 113,867 |
| Ratio of aggregate indebtedness to net capital | | 10.58 to 1 |

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2012.

**SCHEDULE II**

**CONNING INVESTMENT PRODUCTS, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2012**

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).





To the Board of Directors of Conning Investment Products, Inc.:

In planning and performing our audit of the financial statements of Conning Investment Products, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

*PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103*
*T: (860) 241 7000, F: (860) 241 7458, www.pwc.com/us*



Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

**February 27, 2013**